Exhibit (d)(9)

January 16, 2019

Dr. Mary Lynne Hedley

Retention Letter Agreement

Dear Mary Lynne:

As you know, GlaxoSmithKline plc (“GSK”) has entered into that certain Agreement and Plan of Merger, dated as of December 3, 2018 (the “Merger Agreement”), among GSK, Adriatic Acquisition Corporation, an indirect wholly-owned subsidiary of GSK (“Purchaser”) and Tesaro, Inc. (“Tesaro”). Pursuant to the terms and conditions of the Merger Agreement, Purchaser has agreed to commence a cash tender offer to purchase all of the outstanding and issued shares of common stock of Tesaro (the “Transaction”).

We value your proven leadership with Tesaro and we are excited about the opportunity for you to become part of GSK. Therefore, in connection with the Transaction, we are pleased to continue your employment with Tesaro as President and Chief Operating Officer, commencing on the closing date of the Transaction (the “Closing Date”) pursuant to the terms set forth in this letter agreement (this “Letter”). We are excited about the opportunities presented by the combination of our businesses and we look forward to you continuing with our team following the Closing Date.

The ongoing terms of your employment are agreed as follows:

1.

Employment; Term. You agree to continue your employment as President and Chief Operating Officer of Tesaro (or in such other role mutually agreed upon in writing between you and GSK) for twelve (12) months following the Closing Date (the “Term”); provided, however, that, on the first anniversary of the Closing Date, the Term shall automatically be extended for one (1) additional year (the “Extended Term”), unless either you or GSK provides written notice (“Notice”) to the other party no later than sixty (60) days prior to the expiration of the Term of the intent not to renew for the Extended Term. GSK shall, and shall cause Tesaro to, honor the terms of your employment agreement with Tesaro, dated February 23, 2017 (the “Tesaro Agreement”), as modified in accordance with the terms of this Letter through the end of the Term or the Extended Term, as the case may be; provided, however, that should you elect to continue your employment with Tesaro after the Extended Term, the Tesaro Agreement (as modified in accordance with the terms of this Letter) shall terminate without further force and effect and you shall be employed thereafter on terms and conditions no less favorable in all material regards than those applicable to similarly situated employees of GSK.

2.	Compensation.

a.	Base Salary. Your annual base salary will be $652,000, payable pursuant to Tesaro’s regular payroll policy and subject to review in the ordinary course and potential upward adjustment.

b.

Target Bonus. You will be eligible for a target annual cash incentive compensation opportunity at least as favorable as that provided to you in the Tesaro Agreement (i.e., an annual target bonus of 65% of your annual base salary) that will allow you to participate in the success of Tesaro based on agreed upon milestones established by GSK.

c.

Transaction Bonus. You will be eligible to receive a one-time transaction bonus in the amount of $1,400,000 (the “Transaction Bonus”), which will be due and payable to you in a single cash lump sum on the six-month anniversary of the Closing Date, subject to (except as expressly provided in Section 3 below) your continued employment.

d.

Retention Payments. You will be eligible to receive two retention payments, with each retention payment equal to the amount of $1,039,500 (collectively, the “Retention Payments”), which will be due and payable to you in a cash lump sum on each of the first and second anniversaries of the Closing Date, subject to (except as expressly provided in Section 3 below) your continued employment on the applicable anniversary of the Closing Date.

e.

Long-Term Incentive Awards. You will be eligible to receive long-term incentive awards that will allow you to participate in our shared success, the terms and conditions of which will be communicated to you following the Closing Date.

3.	Termination.

a.

Early Termination without “Cause” or Due to Non-Renewal. In the event that, prior to the second anniversary of the Closing Date: (i) your employment is involuntarily terminated without “Cause” (as defined in the Tesaro Agreement) or (ii) GSK provides Notice of its intent not to renew the Term or the Extended Term, as the case may be, at either the first or the second anniversary of the Closing Date and terminates your employment at that anniversary, you will receive, after the “Release Effective Date” (as defined in the Tesaro Agreement), the Transaction Bonus and the Retention Payments (in each case, to the extent not previously paid) on the date or dates such amounts would ordinarily have become payable.

b.

Termination by you due to “Modified Good Reason Event”. In the event that, prior to the second anniversary of the Closing Date, you terminate your employment following the occurrence of a “Modified Good Reason Event” (as defined below), you will receive, after the “Release Effective Date” (as defined in the Tesaro Agreement), the Transaction Bonus (to the extent not previously paid) and a portion of the Retention Payments (to the extent not previously paid) prorated for your actual period of service through the date of termination, on the date or dates such amounts would ordinarily have become payable.

“Modified Good Reason Event” means the material breach by Tesaro or GSK of any payment or other material term of this Letter, the Tesaro Agreement (as modified herein) or any other material agreement between you and Tesaro and/or GSK; provided that a “Modified Good Reason Event” shall not exist unless you have first provided written notice to Tesaro and/or GSK within thirty (30) days after the occurrence of the event giving rise to a “Modified Good Reason Event” and Tesaro and/or GSK has not cured such event in all material respects within thirty (30) days following receipt of such notice.

c.

Termination for “Cause” or by you for any reason. In the event that your employment is terminated for “Cause” or you resign for any reason, including death, disability, or for “Good Reason” pursuant to Section 6(g) of the Tesaro Agreement, you will forfeit any unpaid portion of the Retention Payments and, other than in the case of termination due to death or disability or for “Good Reason” pursuant to Section 6(g) of the Tesaro Agreement, any unpaid portion of the Transaction Bonus.

d.

Ineligibility for Change in Control Severance Payment. By accepting the arrangement described in this Letter, you hereby waive any rights to the severance payments provided in Sections 6(b) and (c) of the Tesaro Agreement, and to any other severance payment from Tesaro or GSK.

4.	Miscellaneous.

a.

At-Will Employment. This Letter is not a contract guaranteeing employment for any specific duration. You or GSK may terminate your employment relationship at any time for any reason with or without cause or notice. Nothing in this Letter is meant to alter the at-will status of your employment or to create a contract of employment with you for any reason or for any stated term.

b.

Restrictive Covenants. In order to protect the legitimate interests of GSK and Tesaro, you agree to abide and continue to be bound by the provisions set forth in Section 6(e) of the Tesaro Agreement, which are hereby incorporated by reference and form a part hereof, and after the expiration of the Term and the Extended Term, as the case may be, you will be subject to the standard cooperation, confidentiality, non-disparagement and non-solicitation covenants of GSK.

c.	Recoupment. The Retention Payments will be subject to any applicable clawback or recoupment policy of GSK.

d.	Section 280G. Section 6(h) of the Tesaro Agreement will apply to the Transaction Bonus and the Retention Payments under Sections 2(c), 2(d) and 3.

e.	Withholding. Tesaro will withhold from any compensation or benefits payable any federal, state and local income, employment or other similar taxes as may be required.

f.	Occurrence of Closing. In the event that the Transactions contemplated by the Merger Agreement are abandoned or not consummated, this Letter shall be null and void and of no force and effect.

Please sign and return a copy of this Letter to GSK indicating your agreement to the terms set forth herein.

GSK looks forward to working with you.

Regards,

GlaxoSmithKline LLC		Understood, Accepted and Agreed:

/s/ William J. Mosher		/s/ Dr. Mary Lynne Hedley
By:	William J. Mosher	Dr. Mary Lynne Hedley
Title:	Vice President and Secretary	Date: January 16, 2019

3